Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2013 (1)	2012 (1)	2011 (1)	2010 (1)	2009 (1)

Net Income	$64	$137	$316	$300	$230
Equity in earnings of unconsolidated affiliates, net of distributions	(58)	8	8	13	(3)
Income taxes	371	246	187	187	146
Capitalized interest	(1)	(2)	—	(7)	(2)
	376	389	511	493	371

Fixed charges, as defined:

Interest	154	179	190	208	213
Capitalized interest	1	2	—	7	2
Interest component of rentals charged to operating expense	6	9	14	25	12
Total fixed charges	161	190	204	240	227

Earnings, as defined	$537	$579	$715	$733	$598

Ratio of earnings to fixed charges	3.34	3.05	3.50	3.05	2.63
         ___________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 is interest income of $3 million, $3 million, $-0-, $1 million and $-0-, respectively, which is included in income tax expense.